FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 27, 2023

1.       DATE, TIME AND PLACE: March 27th, 2023, at 03:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was waived pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann

4.       AGENDA: (i) Analysis and deliberation on the proposal (a) for the allocation of results for the year ended December 31, 2022; (b) the investment plan; and (c) the capital budget; (ii) Analysis and deliberation on transaction with Related Party; and (iii) Analysis and deliberation on the forecast of the global amount of remuneration of the Statutory Officers and members of the Board of Directors for 2023.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1 Analysis and deliberation on the proposal (a) for the allocation of results for the year ended December 31, 2022; (b) the investment plan; and (c) the capital budget: after discussions and clarification that there will be no capital budget for the year 2022, and based on the recommendation of the Financial Committee, Messrs. Members of the Board of Directors resolved, by unanimous vote and without any reservations, to approve the management proposal to be forwarded to the shareholders for resolution at the Meetings for the purpose of (a) the allocation of the results for the year ended in December 31, 2022; (b) the investment plan.

5.2 Analysis and deliberation on Transactions with Related Parties: based on the Policy for Transactions with Related Parties and on the favorable recommendation of the Company's Human Resources and Corporate Governance Committee, The Members of the Board of Directors decided to approve the Agreement between the Company and Éxito for the sale of Brand registrations Taeq.

5.3 Analysis and deliberation on the forecast of the global amount of remuneration of the Statutory Officers and members of the Board of Directors for 2023: Messrs. Members of the Board of Directors, based on the favorable recommendation of the Human Resources and Corporate Governance Committee, by unanimous vote and without any reservations, decided to deliberate on the management proposal for the global amount of compensation for the year 2023 to be paid to the Board of Directors Bylaws, Board of Directors and Fiscal Council of the Company, if any, to be installed again, to be submitted to the General Shareholders' Meeting of the Company.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, March 27th, 2023. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves Rafael Russowsky and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 27, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.